UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 9, 2023, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release announcing its preliminary estimated global volumes for the fourth quarter of 2022 and confirming that it achieved its 2022 global volumes target with approximately 51,500 vehicles delivered. Polestar also announced its preliminary estimates for global deliveries in 2023.

Polestar expects to release preliminary estimates for its financial results for the year ended December 31, 2022 on Thursday, March 2, 2023, before market opening in the United States of America. These unaudited preliminary estimates are based on Polestar management’s current best estimates and are subject to risks and uncertainties. Polestar’s independent registered public accounting firm, Deloitte AB (“Deloitte”), has not audited, reviewed, compiled or performed any procedures with respect to any of the unaudited preliminary estimated information. Accordingly, Deloitte does not express an opinion or any other form of assurance with respect thereto. Polestar’s audited financial statements for the year ended December 31, 2022 will be included in the Annual Report on Form 20-F to be filed by the end of April 2023. Polestar’s Chief Executive Officer and Chief Financial Officer expect to hold a live audio webcast in connection with the publication of these unaudited preliminary estimated results on Thursday, March 2, 2023 at 08:00 ET (14:00 CET). Relevant documents and a link to the live audio webcast will be available on the Polestar Investor Relations website. A copy of the press release is attached hereto as Exhibit 99.1 and the foregoing is qualified in its entirety by reference thereto.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated January 9, 2023, titled “Polestar delivers on 2022 global volumes target.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: January 9, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

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